UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

InfoTech USA, Inc.

(Name of Issuer)

Common Stock - $0.01 par value

(Title of Class of Securities)

871942 10 8

(CUSIP Number)

Michael Krawitz
Applied Digital Solutions, Inc.
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
Tel: (561) 805-8000
Fax: (561) 805-8001

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 18, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

1	Name of Reporting Persons: Applied Digital Solutions, Inc. (“ADS”) I.R.S. Identification No. of Above persons (entities only) 43-1641533
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,570,000 shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,570,000 shares
	10	Shared Dispositive Power 0 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,570,000 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 50.9%
14	Type of Reporting Person (See Instructions) CO

 Item 1.  Security and Issuer

This Amendment No. 1 to Schedule 13D relates to shares of common stock, par value $0.01 per share, of InfoTech USA, Inc., a Delaware corporation (the “Issuer”) and is being filed on behalf of the undersigned to amend the Schedule 13D (the “Schedule 13D”), which was originally filed on December 26, 2000. The address of the principal executive office of the Issuer is 7 Kingsbridge Road, Fairfield, New Jersey 07004. Information reported in the original filing remains in effect except to the extent that it is amended, restated, supplemented or superseded by information contained in this Amendment No. 1.

Item 2. Identity and Background

The following information amends the information previously provided in Item 2 by including updated information.

(a-c) and (f). The person filing this statement is Applied Digital Solutions, Inc., a Delaware corporation (“ADS”). ADS develops innovative identification and security products for consumer, commercial, and government sectors worldwide. ADS has its principal place of business at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445.

Information relating to the directors and executive officers of ADS is contained in Appendix A attached hereto and is incorporated herein by reference.

Item 4. Purpose of Transaction

The following information supplements the information previously provided in Item 4 in that it adds information regarding the purpose of the acquisition of securities of the Issuer.

ADS has been in contact with a third party regarding the potential private sale of all or substantially all of the shares of common stock of the Issuer beneficially owned by ADS. ADS plans to continue discussions and efforts toward evaluating and possibly effecting such a transaction.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The following information amends the information previously provided in Item 5 by including updated beneficial ownership information.

(a) and (b). As of June 18, 2007, ADS is the beneficial owner of 2,570,000 shares of the Issuer’s common stock, or approximately 50.9% of the Issuer’s common stock outstanding. ADS has sole voting and dispositive power with respect to the 2,570,000 shares, or 50.9%, of the Issuer’s common stock.

(c). ADS has not engaged in any transactions in the Issuer’s common stock during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 19, 2007

APPLIED DIGITAL SOLUTIONS, INC.

By: /s/ Michael E. Krawitz
Name: Michael E. Krawitz
Title: Chief Executive Officer and President

Appendix A

Name and Current Business Address	Present Principal Occupation or Employment:

Scott R. Silverman 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Mr. Silverman, age 43, currently serves as chairman of the board and chief executive officer of VeriChip Corporation, or VeriChip, chairman of the board of ADSX and chairman of the board of ADS’ majority-owned subsidiaries, Digital Angel and InfoTech USA, Inc.

J. Michael Norris 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445	Mr. Norris, age 60, is a director of ADS and serves as a member of the audit and nominating committees of ADS’ board of directors. Mr. Norris currently operates his own consulting firm.

Daniel E. Penni 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Mr. Penni, age 59, serves as a director of ADS, and is chairman of the compensation committee and serves as a member of the audit, nominating and compliance and governance committees of ADS’ board of directors. Presently, he is a principal with the Endowment for the 21st Century. Mr. Penni is also a member of the board of directors of ADS’s majority-owned subsidiary, VeriChip, and serves as chairman of VeriChip’s compensation committee and as a member of VeriChip’s audit committee.

Dennis G. Rawan 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445	Mr. Rawan, age 63, is a director of ADS, and serves as chairman of the nominating committee and as chairman of the audit committee of ADS’ board of directors.

Constance K. Weaver 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Ms. Weaver, age 54,   Ms. Weaver is a director of ADS, serves as a member of the compensation and nominating committees and as chairman of the compliance and governance committee of ADS’ board of directors. Since July 2005, Ms. Weaver has served as the executive vice president and chief marketing officer for BearingPoint, Inc.

Michael E. Krawitz 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445	Mr. Krawitz, age 37, is ADS’ chief executive officer and president.

Lorraine M. Breece 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445	Ms. Breece, age 54, is ADS’ acting chief financial officer, senior vice president, chief accounting officer, assistant secretary and treasurer.